ULTIMATE ESCAPES, INC.
3501 W. Vine Street, Suite 225
Kissimmee, Florida 34741

June 10, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ultimate Escapes, Inc.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-164350)

Ladies and Gentlemen:

On January 15, 2010, Ultimate Escapes, Inc., a Delaware corporation (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-164350) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).  Amendments 1-3 to the Registration Statement were filed with the Commission on January 26, 2010, February 11, 2010 and February 16, 2010, respectively.  In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits and amendments thereto.

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.  The reason for this withdrawal is that the Company decided not to pursue the public offering of its common stock described in the Registration Statement.  Please note that the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.  The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Alan I. Annex at (212) 801-9200 or Jason Simon at (703) 749-1386.

Very truly yours,

/s/ James M. Tousignant
Name: James M. Tousignant
Title: Chief Executive Officer